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                                                               Exhibit 99.(A)(6)

                             TENDER OFFER REMINDER
                             ---------------------

As a registered holder of Preferred Stock of Medical
Defense Holding Co., you were recently mailed information about the company's tender offer which provides Preferred Shareholders an opportunity to sell their preferred shares back to the company.

        Please be reminded that the tender offer period will expire on
                    5:00 PM, CENTRAL TIME, OCTOBER 3, 1997.


A fully completed Letter of Transmittal
and the Certificate for shares must be
received by the Depositary, UMB Bank, by
the deadline for a tender to be valid.        (label here with name and number
                                               of preferred shares)



For additional information, please contact the Information Agent, Mark Services, at
1-800-982-6275.